Exhibit 99.1

                            GSB FINANCIAL CORPORATION
                      PROVIDES INTERIM STATEMENT REGARDING
                       WARWICK COMMUNITY BANCORP OVERTURE

Goshen, New York April 20, 2000.

The Board of Directors of GSB Financial Corporation (NASDAQ: GOSB) met yesterday and this morning to review a letter of Warwick Community Bancorp (NASDAQ: WSBI) which includes an implied offer to acquire GSB Financial for $18.00 per share. The Board has not yet completed its analysis of the transaction which Warwick proposes. However, the Board has authorized this interim statement to allow for the prompt public dissemination of information about GSB Financial.

GSB has met with Warwick in the past to discuss the possibility of a strategic combination. Subsequent to those meetings, the GSB Board determined that a strategic combination with Warwick was not in the best interest of GSB clients, the Goshen community, or GSB stockholders. The GSB Board had specific concerns regarding the past operating performance of Warwick and the strategic direction of their franchise as compared to the improving performance of GSB.

Warwick's letter appears part of a campaign to mislead GSB's stockholders by commenting adversely on GSB's performance, strategy and expertise. GSB believes that the facts establish otherwise, and GSB asks all of its stockholders not to over-react to Warwick's letter. GSB believes that Warwick's campaign may be an attempt to mislead GSB stockholders into undervaluing GSB stock and supporting a quick sale to Warwick.

The Board notes that the recent performance of GSB Financial is substantially superior to the performance of Warwick. These are the facts:

                            AT OR FOR THE YEAR ENDED DECEMBER 31, 1999
                            ------------------------------------------
                              GSB FINANCIAL               WARWICK

Earnings Per Share                 $0.94                  $0.57

Return on Average Assets            1.10%                  0.62%

Book Value Per Share              $14.39                 $13.18

Efficiency Ratio
(lower is better)                  58.09%                 76.70%

The GSB Board wants its stockholders to know that GSB is on the right track towards even greater profitability and improved shareholder value. GSB Financial's Board will evaluate all possible alternatives available to the Company in discharging the Board's duties to the Company. This evaluation will be conducted in consultation with its legal counsel and its investment banker, Tucker Anthony Cleary Gull.

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As GSB completes its evaluation of the Warwick situation and all other alternatives available to GSB, GSB asks its stockholders to withhold judgment and not be misled by Warwick's statements.

This press release contains forward-looking statements consisting of comments upon or predictions regarding future events, circumstances and expectations. The forward-looking statements are made based upon numerous assumptions regarding future circumstances. These include assumptions regarding future conditions in the stock markets, future interest rate conditions, economic conditions generally, customer demand, shifting competitive pressures and changes in Federal Reserve or other government policies. GSB cautions readers not to place undue reliance upon any forward-looking statements. Forward-looking statements speak only as of the date made and GSB assumes no obligation to update or revise any such statements upon any change in applicable circumstances.



IMPORTANT NOTICE: Please read GSB Financial's recommendation statement when it becomes available because it will contain important information. The Statement will be available on the Securities and Exchange Commission Web Site at www.sec.gov as part of the EDGAR database. GSB Financial will also provide a copy for free upon request by any stockholder.

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